CONFIDENTIAL TREATMENT REQUESTED

                                 April 25, 2012

VIA EDGAR CORRESPONDENCE

Cecilia Blye

Chief

Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Biomet, Inc.

Form 10-K for the Fiscal Year Ended May 31, 2011

Filed August 12, 2011

File No. 1-15601

Dear Ms. Blye:

Biomet, Inc. (referred to herein as the “Company”, “we”, or “our”) hereby submits our response to comments received from the staff (the “Staff”) of the Commission’s Office of Global Security Risk by letter dated March 19, 2012 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2011. Responses to the Staff’s comments are set forth below and are keyed to the numbered comments in the comment letter. For your convenience, we have also included the text of the Staff’s comments.

1.	We note that IranTalent.com’s website has a job posting for a company called Nooshdarou Teb in Tehran, and the posting states that this company holds the representation of some products of pharmaceutical companies including Biomet (Germany). We also note that in 2010 your website listed Iran and Syria as countries covered by your Middle East region. Iran and Syria are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure about Iran or Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran and Syria, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements. Your response should describe any services or products you have provided to Iran or Syria, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response:

Cecilia Blye

Securities and Exchange Commission

April 25, 2012

The Company is a medical device company with worldwide operations in more than 50 locations. Our products are distributed in approximately 90 countries. As described more fully below, with respect to sales in Iran and Syria, the Company’s products are sold to, and then marketed and resold by, independent third-party distributors. All sales of Company products made to customers in those territories, including the governments or any entities controlled by or affiliated with the government of Iran or Syria, are through independent third-party distributors. To our knowledge, neither the Company nor any of its distributors has entered into arrangements with or sold products to persons included on the Specially Designated Nationals List administered by the U.S. Office of Foreign Asset Control (“OFAC”). The Company does not maintain any direct sales activity or operations, nor does it employ any persons, in Iran or Syria. The Company’s non-U.S. subsidiaries do, however, have certain limited, non-sales related contacts with customers in Syria, as described in more detail below.

The Company has training programs and compliance policies and procedures designed to prevent violations of applicable law. The Company also has a dedicated Import/Export Manager who provides enterprise-wide guidance on export control issues.

To our knowledge, neither the Company nor any of its subsidiaries has conducted any business with, nor is it aware of any communications with, either of the entities noted in the Staff’s comment, IranTalent.com or Nooshdarou Teb.

Iran

The Company has a distribution agreement with one distributor that has in prior periods sold and will in the future sell, orthopedic medical device products in Iran. Product sales to the distributor have been and will be conducted through a non-U.S. subsidiary of the Company and have been and will be conducted under an OFAC export license.

The Company notes that in fiscal years prior to 2012, a different independent third-party distributor sold dental products manufactured by one of the Company’s subsidiaries to customers in Iran. The Company’s distribution agreement with this third-party distributor limited sales to specific countries and any sales to customers in Iran since the beginning of fiscal year 2010 violated that agreement. The Company is considering its rights and remedies against this distributor in connection with these violative sales.

***

As set forth in the response to Comment No. 2 below, the total sales to the distributor of dental products that were determined to have been resold to Iran, were $434,205, $540,749 and $379,967 for fiscal years ended May 31, 2009, 2010 and 2011 respectively. ***

Note: Confidential treatment has been requested with respect to the information contained within the *** marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

Cecilia Blye

Securities and Exchange Commission

April 25, 2012

Syria

The Company currently has a distribution relationship with one distributor that sells orthopedic medical device products to customers in Syria. In the fiscal year ended May 31, 2010, the Company also sold products to a second distributor who resold to customers in Syria. Product sales to these distributors were and currently are conducted through one or more non-U.S. subsidiaries of the Company and products are shipped from manufacturing facilities outside the United States. All products sold are of European, not U.S., origin, and to the extent that any of them has U.S. content, the U.S. content amounts to less than 10%. Therefore, the Company believes neither the sale nor the export of products requires a U.S. export license. From time to time and on an infrequent basis, non-U.S. employees of the Company’s non-U.S. subsidiaries have had and are expected to continue to have contact with Syrian customers, which may include employees of public (government-owned) hospitals, regarding training in the proper use of Company products. The Company has no commercial contacts with Syrian customers.

The extent of the Company’s transactions in Iran and Syria for the past three fiscal years and during the first nine months of its fiscal year ending March 31, 2012, all of which involved sales to independent third-party distributors, is discussed in the response to Comment No. 2 below. The Company does not anticipate any material change in the distribution channels or material increase in the products sold in Syria. Furthermore, while the Company did not have sales of orthopedic medical device products to customers in Iran in the fiscal year ended May 31, 2011 or in the nine months ended February 29, 2012, it does anticipate recommencing sales to an independent third-party distributor in Iran in the last quarter of fiscal year 2012 or early in fiscal year 2013. The Company expects future sales to the distributor in Iran to increase over sales in fiscal years 2008 and 2009, but does not expect a material change in the percentage of its total sales represented by sales to Iran.

2.	Please discuss the materiality of your contacts with Iran and Syria described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran and Syria.

Response:

Cecilia Blye

Securities and Exchange Commission

April 25, 2012

Sales through distributors to customers in Iran and Syria represent a de minimis part of the Company’s net sales. Sales of products that were distributed by independent third-party distributors to customers in Iran and Syria for the last three fiscal years and for the period from June 1, 2011 to February 29, 2012, were as set forth in the table below. Sales totals are provided in the currency in which sales were made by the relevant subsidiary of the Company. Sales include sales made by the Company to a distributor outside Iran who resold products to customers in Iran.

	Fiscal Year ended May 31,			Nine Months ended February 29,
	2009	2010	2011	2012
Iran (in GBP)	£67,400	£232,594	£0	£0
Iran (in U.S. dollars)	$424,205	$540,749	$379,679	$0
Syria (in euro)	€654,083	€837,208	€831,071	€748,730

Sales to customers in each of Iran and Syria comprised less than 0.05% respectively and less than 0.09% in the aggregate of the Company’s consolidated net sales in each period. As noted in the response to Comment No. 1, the Company does not maintain any direct sales activity or operations, nor does it employ any persons, in Iran or Syria.

Based on an assessment of both quantitative and qualitative factors, the Company believes that its sales to customers in Iran and Syria are not material and do not constitute a material investment risk to its security holders. In assessing the materiality of such operations, the Company considered both quantitative and qualitative factors that we believe a reasonable investor would deem important in making an investment decision, including the potential impact upon its reputation and the price of the Company’s publicly traded debt securities. From a qualitative standpoint, as noted above, sales by the Company to Iran and Syria were limited to medical devices, sales, if any, made to customers, including the governments or any entities controlled by or affiliated with the government of Iran or Syria (e.g., sales to public hospitals), involve independent third-party distributors and, to the best of the Company’s knowledge, no sales were made to individuals on OFAC’s Specially Designated Nationals List.

The Company is aware of the legislation and guidelines referred to by the Staff that have been adopted by certain states and organizations permitting or requiring divestment from, or reporting of interest in, companies that do business with certain U.S.-designated state sponsors of terrorism. We do not believe that such legislation has, to date, had a material impact on the Company. We note that no investor or potential investor has raised concern regarding sales to Iran or Syria. We will continue to monitor the status of this legislation, as well as any legislation that has been or may be proposed in the future by such governments or organization, and whether it may have any material impact on the Company and our security holders.

* * * * *

Cecilia Blye

Securities and Exchange Commission

April 25, 2012

Pursuant to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments, please contact me at 574-371-1701.

Sincerely,

/s/ Bradley J. Tandy

Bradley J. Tandy

Senior Vice President, General

Counsel and Secretary

cc:	Jennifer Hardy

    Special Counsel

Amanda Ravitz

    Assistant Director

    Division of Corporation Finance

James D. Small III, Esq.

Helena K. Grannis, Esq.

    Cleary Gottlieb Steen & Hamilton LLP

Zachery S. Brez, Esq.

    Ropes & Gray LLP